EXEMPTION NO.
82 - 5204

Regulatory Announcement

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Company	GKN PLC
TIDM	GKN
Headline	Total Voting Rights
Released	14:10 30-Mar-07
Number	PRNUK-3003

SUPPL

GKN plc

Voting Rights and Capital

In conformity with Rule 5.6.1 of the Financial Services Authority's Disclosure and Transparency Rules, GKN plc is required to notify the market of the following:

As at 30 March 2007, GKN plc's issued share capital consisted of 743,032,497 ordinary shares of 50p each. Each ordinary share carries one vote. GKN plc holds 38,659,142 ordinary shares in Treasury. Therefore, the total number of voting rights in GKN plc is 704,373,355.

The above figure (704,373,355) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in, GKN plc under the Financial Services Authority's Disclosure and Transparency Rules.

Grey Denham
Company Secretary
30 March 2007

07022515

END

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

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Regulatory Announcement

Company	GKN PLC
TIDM	GKN
Headline	Holding(s) in Company
Released	11:24 30-Mar-07
Number	PRNUK-3003

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

GKN plc

2. Reason for the notification: (please state Yes/No):

An acquisition or disposal of voting rights:

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify): Yes, initial disclosure under DTR

3. Full name of person(s) subject to the notification obligation (iii):

Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.) (iv):

Vidacos Nominees

5. Date of the transaction and date on which the threshold is crossed or reached (v):

23/03/2007

6. Date on which issuer notified:

27/03/2007

7. Threshold(s) that is/are crossed or reached:

Indirect voting rights exceed 3% and total voting rights exceed 6%

8. Notified details:

Initial disclosure under the Financial Services Authority's Disclosure Transparency Rules

A: Voting rights attached to shares

EXEMPTION NO. 82 - 5204

Class/type of shares if possible using the ISIN CODE	Situation Previous to the Triggering Transaction		Resulting situation after the triggering transaction (vii)				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary GB0030646508	Initial disclosure	Initial disclosure	Below 3%	Below 3%	22,862,110	Below 3%	3.247%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period / Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
43,210,035	6.136%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Standard Life Investments Ltd.

Proxy Voting:

10. Name of the proxy holder:

EXHIBIT NO. 5204

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

GKN plc is disclosing this information in accordance with DTR TP8.

14. Contact name: Chris Winters, Senior Secretarial Assistant, GKN plc

15. Contact telephone number: 01527 533383

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